Exhibit (a)(4)

Dear Stockholder:

On behalf of the Board of Directors of Portal Software, Inc. (“Portal”), I am pleased to inform you that on April 11, 2006, Portal agreed to be acquired by Oracle Systems Corporation (“Oracle Systems”), a wholly owned subsidiary of Oracle Corporation (“Oracle”). Potter Acquisition Corporation, a wholly owned subsidiary of Oracle Systems, has today commenced a tender offer to purchase all outstanding shares of common stock of Portal at a price of $4.90 per share in cash.

After successful completion of the tender offer, Potter Acquisition Corporation will be merged with Portal, and any Portal common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $4.90 per share.

The Board of Directors of Portal has unanimously approved the merger agreement with Oracle Systems, and determined that the tender offer and the merger are advisable, fair to and in the best interests of the Portal’s stockholders. The Board of Directors unanimously recommends that you tender your shares in the tender offer.

A copy of Portal’s solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are Potter Acquisition Corporation’s offer to purchase, dated April 25, 2006, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

/s/ Richard A. Moran

Richard A. Moran, Ph.D.

Chairman of the Board